SMIC Shanghai 12-inch Wafer Manufacturing Line Successfully Commences Production

Shanghai, China, 2007 December 10 - Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI, SEHK: 981), one of the leading semiconductor foundries in the world, held a grand ceremony celebrating the commencement of production in Shanghai’s first 12-inch wafer fab (SMIC Fab 8). More than 200 guests, including customers, investors, banks, strategic partners, vendors, industry experts, and government representatives attended the ceremony.

SMIC’s Shanghai 12-inch manufacturing line is part of the science and education project (Ke Jiao Xin Shi) promoted by the Shanghai Municipal Government to encourage productivity and competitive development. Construction for SMIC’s Fab 8 began in October 2005. Eighteen months later, in May 2007, state-of-the-art equipment was moved in and pilot production commenced in July 2007.

At the ceremony, Dr. Richard Chang, President and CEO of SMIC, reflected on SMIC’s advancements during the past years and thanked government officers and industry representatives for their long-term support and commitment to bolster the high tech industry.

Yu ZhengSheng, Secretary of the Shanghai Municipal Party Committee, together with members from the Municipal Party Committee and Municipal Government and key officials from the Pudong and Zhangjiang area, attended the ceremony. The Secretary of the Pudong New Area Party Committee, Du JiaHao, spoke at the ceremony, noting the significance of SMIC’s Shanghai 12-inch fab in the development of the integrated circuit industry in China and affirmed SMIC’s contribution in the past seven years to the growth of the domestic IC industry.

At the conclusion of the ceremony, Secretary Yu ZhengSheng and President Richard Chang jointly pushed a button, a symbolic action that marked the output of the first 12-inch wafer produced in Shanghai. Afterwards, SMIC’s first Shanghai 12-inch wafer was displayed for all to see.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com

Safe Harbor Statements
(Under the U.S. Private Securities Litigation Reform Act of 1995)
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on June 29, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Press Contacts:

SMIC Shanghai
Peter Lin
Public Relations
TEL: +8621 50802000 ext 12349
Email: Peter_Lin@smics.com

SMIC Shanghai
Angela Miao
Public Relations
TEL: +8621 50802000 ext 10088
Email: Angela_Miao@smics.com